UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, New York 10016
(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS:
Jack Silver
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,403,500(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,403,500(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,403,500(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS:
Sherleigh Associates Inc. Profit Sharing Plan
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,003,500(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,003,500(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,003,500(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS:
Sherleigh Associates Inc. Defined Benefit Pension Plan
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		400,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		400,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

400,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 42982Y109

_______________________
(1) Includes 2,403,500 shares of Common Stock issuable upon exercise of Warrants of which (a) 2,003,500 are held by Sherleigh Associates Profit Sharing Plan, a trust of which Jack Silver is the trustee and (b) 400,000 are held by Sherleigh Associates Defined Benefit Plan, a trust of which Mr. Silver is the trustee.

CUSIP No. 42982Y109

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 each (“Common Stock”) of Highbury Financial Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

Item 2. Identity and Background.

(a) This Statement is being filed by Jack Silver, Sherleigh Associates Profit Sharing Plan, and Sherleigh Associates Defined Benefit Plan (collectively, the “Reporting Persons”).

(b) The address of the Reporting Persons is c/o SIAR Capital LLC, 660 Madison Avenue, New York, New York 10021.

(c) Sherleigh Associates Profit Sharing Plan and Sherleigh Associates Defined Benefit Plan are trusts of which Mr. Silver is the trustee. Mr. Silver is the principal investor and manager of SIAR Capital, LLC, an independent investment fund whose address is 660 Madison Avenue, New York, New York 10021.

(d) and (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Silver is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The sources of funds used to purchase the Warrants were the investment capital of Sherleigh Associates Profit Sharing Plan and Sherleigh Associates Defined Benefit Plan.

Item 4. Purpose of Transaction.

The Reporting Persons consider the Warrants and the Common Stock they are convertible into that they beneficially own as investments made in the ordinary course of the Reporting Persons’ businesses. The Reporting Persons intend to review on a continuing basis their investment in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, may acquire additional Warrants, shares of Common Stock or other securities of the Issuer, or dispose of the Warrants, shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

CUSIP No. 42982Y109

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons collectively own Warrants to acquire 2,403,500 shares of Common Stock, representing 20.1% of the outstanding shares of Common Stock (based upon 9,527,000 shares of Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2007). Such Warrants include (a) 2,003,500 held by Sherleigh Associates Profit Sharing Plan, representing 17.4% of the outstanding shares of Common Stock and (b) 400,000 held by Sherleigh Associates Defined Benefit Plan, representing 4.0% of the outstanding shares of Common Stock.

(b) The Reporting Persons have the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities beneficially owned by them and reported herein.

(c) During the last 60 days, Sherleigh Associates Profit Sharing Plan purchased the following Warrants of the Issuer in the open market: (i) on October 24, 2007, 50,000 Warrants at a price of $.46 per Warrant; (ii) on October 25, 2007, 25,000 Warrants at a price of $.50 per Warrant; (iii) on October 25, 2007, 22,000 Warrants at a price of $.46 per Warrant; (iv) on December 3, 2007, 97,500 Warrants at a price of $.56 per Warrant; and (v) on December 11, 2007, 40,000 Warrants at a price of $.45 per Warrant. Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

There are no contracts, arrangements, understanding or relationships among any of the Reporting Persons and between such Reporting Persons and any other person with respect to the securities of the Issuer, other than the Warrants. The Warrants are currently exercisable at an exercise price of $5.00 per share of Common Stock. The Warrants will expire on January 25, 2010.

Item 7. Materials to be Filed as Exhibits.

None

CUSIP No. 42982Y109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2007

/s/ Jack Silver
Jack Silver

SHERLEIGH ASSOCIATES PROFIT
SHARING PLAN

By:/s/ Jack Silver
Name: Jack Silver
Title: Trustee

SHERLEIGH ASSOCIATES DEFINED
BENEFIT PENSION PLAN

By:/s/ Jack Silver
Name: Jack Silver
Title: Trustee